July 26, 2024

Bryan M. Hackworth
Chief Financial Officer
Universal Electronics Inc.
15147 N. Scottsdale Road, Suite H300
Scottsdale, AZ 85254-2494

       Re: Universal Electronics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 0-21044
Dear Bryan M. Hackworth:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing